Exhibit 99.3
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
On September 10, 2009, Teekay Offshore Partners L.P. (or the Partnership) acquired from Teekay Corporation (or Teekay) the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its contract with Talisman Energy, which expires in June 2013.
The following unaudited pro forma combined statements of income (loss) for the years ended December 31, 2008, 2007 and 2006 are based on the historical financial statements of the Partnership and the Petrojarl Varg after the adoption on January 1, 2009 of a change in presentation for non-controlling interest and derivative gains (losses) and a new accounting pronouncement on earnings per unit computations for master limited partnerships. The change in presentation for non-controlling interest was adopted by the Partnership and the Petrojarl Varg with retroactive effect and the Partnership adopted the change in presentation of derivative gains (losses) and the adoption of a new accounting pronouncement on earnings per unit computations for master limited partnerships with retroactive effect. Please read Note 3, Pro Forma Adjustments — Accounting Presentation Changes, in the accompanying notes to the unaudited pro forma combined financial statements for further explanation of these accounting presentation changes. The Partnership’s statement of income for the nine months ended September 30, 2009 and its balance sheet as of September 30, 2009, have previously been retroactively adjusted to include the results of the Petrojarl Varg and reflect the changes in presentation for non-controlling interests and derivative gains (losses) and are contained in the Partnership’s Report on Form 6-K for the nine months ended September 30, 2009. The pro forma combined statement of loss for the year end December 31, 2006 includes net loss from continuing operations of the Partnership and excludes net loss from discontinued operations of $10.7 million.
These unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles, consistent with those used in, and should be read together with, the Partnership’s historical consolidated financial statements and notes thereto contained in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2008 and Petrojarl Varg’s historical carve-out financial statements and notes thereto contained herein for the year ended December 31, 2008, which is included as Exhibit 99.1 to this Form 6-K.
The Petrojarl Varg’s historical carve-out financial statements and notes thereto contained herein for the year ended December 31, 2008 include a carve-out of the operations of the Petrojarl Varg from certain subsidiaries of Teekay that it conducted business from. The preparation of these carve-out financial statements requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Petrojarl Varg, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Petrojarl Varg and its contract with Talisman Energy to the Partnership.
The unaudited pro forma combined financial statements do not purport to present the Partnership’s results of operations had the acquisition of the Petrojarl Varg and related transactions been completed as of October 1, 2006, the date that Teekay acquired control of the Petrojarl Varg. In addition, it does not project the Partnership’s results of operations for any future period.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS
(in thousands of U.S. dollars, except per unit data)

	Year Ended December 31, 2008
		Pro Forma Adjustments
	Teekay	Petrojarl Varg	Accounting
	Offshore	Historical	Presentation
	Partners L.P.	Carve Out	Changes	Pro Forma
	Historical	(Note 2)	(Note 3)	Combined
	$	$	$	$

VOYAGE REVENUES	872,492	96,416		968,908

OPERATING EXPENSES
Voyage expenses	225,029	—		225,029
Vessel operating expenses	184,416	42,201	(2,382)	224,235
Time-charter hire expense	132,234	—		132,234
Depreciation and amortization	138,437	20,096		158,533
General and administrative	64,230	7,183	(1,894)	69,519
Goodwill impairment	—	127,403		127,403

Total operating expenses	744,346	196,883	(4,276)	936,953

Income (loss) from vessel operations	128,146	(100,467)	4,276	31,955

OTHER ITEMS
Interest expense	(215,727)	(16,704)	147,262	(85,169)
Interest income	4,086	71		4,157
Realized and unrealized loss on non-designated derivatives	—	(37,244)	(151,538)	(188,782)
Foreign currency exchange gain	4,343	(50)		4,293
Other income — net	11,936	(7)		11,929

Total other items	(195,362)	(53,934)	(4,276)	(253,572)

Loss before non-controlling interest and income tax recovery	(67,216)	(154,401)	—	(221,617)
Income tax recovery	56,704	5,640		62,344

Loss before non-controlling interest	(10,512)	(148,761)	—	(159,273)
Non-controlling interest	(7,122)	(3,741)	10,863	—

Net Loss	(17,634)	(152,502)	10,863	(159,273)

Non-controlling interest in net loss	—	—	10,863	10,863
Dropdown predecessor’s interest in net loss	1,333	(152,502)	—	(151,169)
General partner’s interest in net loss	8,918	—	—	8,918
Limited partners’ interest in:
Net loss	(27,885)			(27,885)
Net loss per: (note 5)
- Common unit (basic and diluted)	(0.90)		0.25	(0.65)
- Subordinated unit (basic and diluted)	(0.90)		(0.02)	(0.92)
- Total unit (basic and diluted)	(0.90)		0.14	(0.76)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except per unit data)

	Year Ended December 31, 2007
		Pro Forma Adjustments
	Teekay	Petrojarl Varg	Accounting
	Offshore	Historical	Presentation
	Partners L.P.	Carve Out	Changes	Pro Forma
	Historical	(Note 2)	(Note 3)	Combined
	$	$	$	$

VOYAGE REVENUES	785,203	93,453		878,656

OPERATING EXPENSES
Voyage expenses	151,637	—		151,637
Vessel operating expenses	149,660	37,424	319	187,403
Time-charter hire expense	150,463	—		150,463
Depreciation and amortization	124,370	17,659		142,029
General and administrative	62,404	7,815	59	70,278

Total operating expenses	638,534	62,898	378	701,810

Income from vessel operations	146,669	30,555	(378)	176,846

OTHER ITEMS
Interest expense	(126,304)	(24,583)	39,767	(111,120)
Interest income	5,871	191		6,062
Realized and unrealized loss on non-designated derivatives	—	(7,153)	(39,389)	(46,542)
Foreign currency exchange gain (loss)	(11,678)	1,918		(9,760)
Other income — net	10,403	(5)		10,398

Total other items	(121,708)	(29,632)	378	(150,962)

Income before non-controlling interest and income tax recovery (expense)	24,961	923	—	25,884
Income tax recovery (expense)	10,516	(11,997)		(1,481)

Income (loss) before non-controlling interest	35,477	(11,074)	—	24,403
Non-controlling interest	(31,519)	(6,054)	37,573	—

Net Income (loss)	3,958	(17,128)	37,573	24,403

Non-controlling interest in net income (loss)	—	—	37,573	37,573
Dropdown predecessor’s interest in net income (loss)	1,300	(17,128)	—	(15,828)
General partner’s interest in net income (loss)	733	—	—	733
Limited partners’ interest in:
Net income (loss)	1,925			1,925
Net income (loss) per: (note 5)
- Common unit (basic and diluted)	0.12		0.01	0.13
- Subordinated unit (basic and diluted)	0.07		0.06	0.13
- Total unit (basic and diluted)	0.10		0.03	0.13

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS
(in thousands of U.S. dollars, except per unit data)

	Year Ended December 31, 2006
		Pro Forma Adjustments
		Petrojarl Varg
	Teekay	Historical
	Offshore	Carve-Out	Accounting
	Partners L.P.	(Oct 1/06 -	Presentation
	Historical	Dec 31/06)	Changes	Pro Forma
	(Note 1)	(Note 2)	(Note 3)	Combined
	$	$	$	$

VOYAGE REVENUES	641,911	23,702		665,613

OPERATING EXPENSES
Voyage expenses	94,423	—		94,423
Vessel operating expenses	112,288	9,242		121,530
Time-charter hire expense	165,614	—		165,614
Depreciation and amortization	104,549	4,415		108,964
General and administrative	65,191	2,242		67,433
Gain on sale of vessels and equipment — net of writedowns	(4,778)	—		(4,778)
Restructuring charge	832	—		832

Total operating expenses	538,119	15,899	—	554,018

Income from vessel operations	103,792	7,803	—	111,595

OTHER ITEMS
Interest expense	(66,079)	(6,702)	(4,920)	(77,701)
Interest income	5,358	201		5,559
Realized and unrealized gain on non-designated derivatives	—	763	4,920	5,683
Foreign currency exchange gain (loss)	(66,332)	609		(65,723)
Equity income from joint ventures	6,321	—		6,321
Other income — net	8,676	(3)		8,673

Total other items	(112,056)	(5,132)	—	(117,188)

Income (loss) before non-controlling interest and income tax expense	(8,264)	2,671	—	(5,593)
Income tax expense	(3,381)	(3,207)		(6,588)

Loss before non-controlling interest	(11,645)	(536)	—	(12,181)
Non-controlling interest	(6,529)	(1,913)	8,442	—

Net loss from continuing operations	(18,174)	(2,449)	8,442	(12,181)

Non-controlling interest in net loss from continuing operations	—	—	8,442	8,442
Dropdown predecessor’s interest in net loss from continuing operations	3,211	(2,449)	—	762
General partner’s interest in net loss from continuing operations	64	—	—	64
Limited partners’ interest in:
Net loss from continuing operations	(21,449)			(21,449)
Net loss from continuing operations per: (note 5)
- Common unit (basic and diluted)	(1.73)		0.18	(1.55)
- Subordinated unit (basic and diluted)	(1.74)		—	(1.74)
- Total unit (basic and diluted)	(1.73)		0.06	(1.67)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
1.	Initial Public Offering of Teekay Offshore Partners L.P.

During August 2006, Teekay Corporation formed Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the Partnership), as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

Prior to the closing of the Partnership’s initial public offering on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one floating storage and offtake (or FSO) unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, the assets of which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor. These transfers represented a reorganization of entities under common control and were recorded at historical cost. As a result, the measurement basis of the assets and liabilities of the Predecessor remained the same before and after the initial public offering. Consequently, the Partnership’s pro forma statement of loss for the year ended December 31, 2006 reflects the combined result for the entire fiscal year.

2.	Pro Forma Adjustment — Petrojarl Varg Historical Carve-Out

On September 10, 2009, Teekay Corporation (or Teekay) sold its 100% interest in the Varg, together with its contract with Talisman Energy Norge AS, to Teekay Offshore Partners L.P. (or the Partnership) for a purchase price of $320 million. The Varg and the Partnership are under common control from Teekay. As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Partnership accounts for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay.

Teekay acquired the Petrojarl Varg on October 1, 2006 and thus the period under common control commenced as of that date. Consequently, these unaudited pro forma combined financial statements for the years ended December 31, 2008, 2007 and 2006 reflect the operations of the Petrojarl Varg from October 1, 2006 to December 31, 2008. The Petrojarl Varg’s historical carve-out financial statements and notes for the years ended December 31, 2008 and 2007 and the three months ended December 31, 2006 are included as Exhibit 99.1 to this Form 6-K.

Prior to the sale of the Varg to the Partnership, the Varg was used as collateral for certain credit facilities (the Varg Credit Facilities). The Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Petrojarl Varg. The pro-rata share was determined using the relative fair value of the Varg business compared to the fair value of all net assets used as collateral for these facilities. The Varg Credit Facilities were used directly to partially finance the acquisition of the Varg by Teekay. Interest has been allocated to the Varg based on the Varg’s share of these credit facilities. In addition, Teekay used certain of its corporate credit facilities to finance the remaining portion of the acquisition of the Varg. Interest has been allocated to the Varg based on the amount drawn on these facilities at the time of the acquisition and Teekay’s weighted average borrowing cost. The Varg Credit Facilities and a substantial majority of the corporate credit facilities require interest payments to be made that are based on LIBOR plus a margin. The purchase of the Varg by Teekay Offshore was financed through $220 million of vendor financing made available by Teekay, with the remainder financed from existing debt facilities, which require interest payments to be made that are based on LIBOR plus a margin. The $220 million vendor financing from Teekay is comprised of two tranches. The senior tranche is a $160 million short-term debt facility, which was repaid using the proceeds from a new $260 million revolving credit facility that was entered into in November 2009, which requires interest payments to be made that are based on LIBOR plus a margin. The junior tranche of the vendor financing is a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. The junior tranche matures at the earlier of the date the Partnership receives sufficient net proceeds from an equity offering to repay this tranche, and a term of five years. The Partnership has not recorded a pro forma adjustment for any difference between interest expense recorded in the Petrojarl Varg historical carve out results and interest expense incurred by the Partnership to finance this acquisition. As a result pro forma interest expense may not be consistent with actual interest expense for any future period.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
3.	Pro Forma Adjustments — Accounting Presentation Changes

Effective January 1, 2009, the Partnership and the Petrojarl Varg adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidation, which requires that the amount of consolidated net income (loss) attributable to the unitholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). More specifically, it requires that net income (loss) of the Partnership be determined before non-controlling interest. The presentation requirements of FASB ASC 810 is required to be applied retroactively. The impact from the retroactive application of this change in accounting presentation was a decrease to non-controlling interest expense and an increase to net income of $10.9 million in 2008, $37.6 million in 2007 and $8.4 million in 2006.

Effective January 1, 2009, the Partnership adopted a new presentation format for gains (losses) from its derivative instruments, which consist of interest rate swaps and foreign currency forward contracts, that are not designated for accounting purposes as cash flow hedges at inception. These gains (losses) are now reported in realized and unrealized gains (losses) on non-designated derivative instruments within the Partnership’s statements of income (loss) rather than being included in vessel operating expenses, general and administrative, and interest expense. The impact from the retroactive application of this change in accounting presentation resulted in the following increases (decreases) to net income (loss) and decreases (increases) to vessel operating expenses, general and administrative expenses, interest expense and realized and unrealized loss (gain) on non-designated derivatives expenses:

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006
	$	$	$

Vessel operating expenses	(2,382)	319	—
General and administrative	(1,894)	59	—
Interest expense	(147,262)	(39,767)	4,920
Realized and unrealized loss (gain) on non-designated derivatives	151,538	39,389	(4,920)

Net income (loss)	—	—	—

Effective January 1, 2009, the Partnership adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. The impact from the retroactive application of this amendment resulted in the following increases (decreases) to net income (loss) from continuing operations per unit:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Net income (loss) from continuing operations per:
– Common unit (basic and diluted)	0.25	0.01	0.18
– Subordinated unit (basic and diluted)	(0.02)	0.06	—
– Total unit (basic and diluted)	0.14	0.03	0.06
4.	Significant Accounting Policies

Except as listed in Note 3, the accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by the Partnership as set forth in its historical consolidated financial statements and notes thereto contained in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2008 and Petrojarl Varg’s historical carve-out financial statements and notes thereto contained herein for the year ended December 31, 2008, which is included as Exhibit 99.1 to this Form 6-K.

5.	Earnings per Unit

Net income (loss) per unit is determined by dividing the net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).

The General Partner’s interest in net income (loss) is calculated as if all net income (loss) for the period was distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed.

6.	Commitments and Contingencies

Commitments and contingencies of the Partnership are set out in the Partnership’s unaudited financial statements for the nine months ended September 30, 2009, which are contained in the Partnership’s Report on Form 6-K for the nine months ended September 30, 2009.